UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2021

Virtuoso Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39913	82-2749750
(State or other jurisdiction	(Commission File No.)	(IRS Employer
of incorporation)		Identification No.)

180 Post Road East

Westport, Connecticut 06880

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (203) 227-1978

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	VOSOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	VOSO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	VOSOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Agreement.

On May 28, 2021, Virtuoso Acquisition Corp. (“Virtuoso”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”), Yellowstone Merger Sub, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of the Company (“Merger Sub”), Wejo Bermuda Limited, a Bermuda private company limited by shares, (“Limited”), and Wejo Limited, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub will merge with and into Virtuoso, with Virtuoso being the surviving corporation in the merger and a direct, wholly-owned subsidiary of the Company (the “Merger”, and together with the transactions contemplated by the Merger Agreement and the other related agreements entered into in connection therewith, the “Transactions”); and (ii) all Wejo shares will be purchased by the Company in exchange for common shares of the Company, par value $0.001 (the “Company Common Shares”).The proposed Business Combination is expected to be consummated after the required approval by the stockholders of Virtuoso and the satisfaction of certain other conditions.

Merger Agreement

Consideration Paid to Wejo—Closing Transaction Consideration and Company Common Shares

The total consideration to be paid at closing to the existing Wejo holders will be an amount equal to (i) $682,500,000, minus (ii) (a) the aggregate indebtedness for borrowed money of Wejo and its subsidiaries, plus (b) (x) cash and cash equivalents of Wejo and its subsidiaries, plus (y) the amount of any cash payments made in respect of Wejo’s transaction expenses prior to closing (such amount, the “Closing Transaction Consideration”). Additionally, Wejo holders would receive a number of Company Common Shares in accordance with an allocation schedule to the Merger Agreement.

Consideration Paid to Virtuoso Stockholders—Effects of the Merger

At the effective time of the Merger (the “Effective Time”), each share of Virtuoso Class A Common Stock, par value $0.0001 per share, and Virtuoso Class B Common Stock, par value $0.0001 per share (collectively, the “Virtuoso Common Stock”) issued and outstanding (other than certain excluded shares) will be converted into, and the holders of such Virtuoso Common Stock will be entitled to receive one Company Common Share for each share of Virtuoso Common Stock.

In connection with the Business Combination and prior to the Effective Time, Virtuoso will undergo a recapitalization where Virtuoso Sponsor LLC’s (the “Sponsor”) warrants will be recapitalized for Virtuoso Class C Common Stock, par value $0.001 per share (“Virtuoso Class C Common Stock”),which, prior to the consummation of the Merger, the Sponsor will contribute to Limited in exchange for exchangeable units of Limited.

At the Effective Time, each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of Virtuoso Class C Common Stock of the surviving corporation. Excluded shares will be cancelled, and no consideration will be paid or payable with respect thereto. Each issued and outstanding share of Virtuoso Class C Common Stock will be converted into and become one validly issued, fully paid and nonassessable share of Class C common stock, par value $0.001 per share, of the surviving corporation.

In connection with the consummation of the Business Combination, Virtuoso’s public warrants will automatically and irrevocably be modified to no longer entitle the holder to purchase the amount of shares of Virtuoso Common Stock set forth therein, but instead to acquire such number of Company Common Shares per public warrant, subject to the adjustments as set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority; (ii) authorization to enter into the Merger Agreement; (iii) capital structure; (iv) financial statements; (v) absence of changes; (vi) title to properties and sufficiency of assets; (vii) taxes; (viii) material contracts; (ix) intellectual property, information technology and privacy matters; (x) litigation; (xi) liabilities; (xii) consents and approvals; (xiii) employee benefit plans; (xiv) insurance; (xv) environmental matters; (xvi) affiliated transactions; (xvii) brokerage fees; (xviii) licenses and permits; (xix) compliance with laws; (xx) employees; (xxi) the registration statement and indebtedness; (xxii) customers and suppliers; and (xxiii) anti-corruption matters. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions; (ii) Wejo to procure and issue Wejo shares in connection with its convertible instruments; (iii) the access to, and protection of, confidential information of the parties in connection with the consummation of the Transactions; (iv) the waiver by Wejo of any past, present or future claim of any kind against, or any right to access, the Virtuoso trust account; (v) Virtuoso, Wejo and the Company to prepare and file a registration statement on Form S-4 in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Company Common Shares to be issued pursuant to the Merger Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from Virtuoso’s stockholders to vote in favor of certain matters (the “Virtuoso Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions and certain other matters at a special general meeting called therefor (the “Special Meeting”); (vi) listing on the Nasdaq Stock Market (the “Nasdaq”); (vii) the adoption of a new equity incentive plan and stock purchase plan; (viii) qualification as an emerging growth company; (ix) the parties’ efforts to obtain necessary approvals from governmental agencies; (x) Virtuoso and Wejo’s efforts to satisfy conditions to consummation of the Transactions; and (xi) Virtuoso and Wejo to cease discussions regarding alternative transactions.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others, (i) approval of the Virtuoso Stockholder Matters by Virtuoso stockholders; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) receipt of other required regulatory approvals; (iv) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force; (v) Virtuoso having at least $5,000,001 of net tangible assets remaining after the Virtuoso stockholder redemption; (vi) the Form S-4 having become effective; (vii)  the Company Common Shares having been approved for listing on the Nasdaq; (viii) customary bring down conditions; (xix) the amount of available closing cash not being less than $175,000,000; and (x) each of the covenants of the parties to the Sponsor Agreement (as defined below) having been performed as of or prior to the closing of the Transactions in all material respects, and none of such parties having threatened (orally or in writing) that the Sponsor Agreement is not valid, binding and in full force and effect, that the Company is in breach of or default under the Sponsor Agreement or to terminate the Sponsor Agreement.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows: (i) by written consent of both Wejo and Virtuoso; (ii) prior to the Closing, by written notice by either Virtuoso or Wejo if there is any breach of any representation, warranty, covenant or agreement on the part of the other party which would result in the failure of certain conditions to be satisfied at the closing and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the Closing to occur; (iii) prior to the Closing, by written notice by either Virtuoso or Wejo if the Closing has not occurred on or prior to December 31, 2021 (the “Termination Date”), provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the Closing , or to occur (iii) by written notice from either Virtuoso or Wejo if the Virtuoso stockholder approval is not obtained at the Special Meeting, provided that, Virtuoso’s right to terminate for failure to obtain such approval shall not be available if, at the time of such termination, Virtuoso is in breach of certain of its obligations under the Merger Agreement, including with respect to the preparation, filing and mailing of the registration statement and prospectus/proxy statement and convening the Special Meeting.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about Virtuoso, the Company, Wejo or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Virtuoso’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Company, Wejo, the Sponsor, certain existing holders of Virtuoso and Wejo equity and other parties listed therein,, have agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) at the closing of the Transaction. Pursuant to the Registration Rights Agreement, the parties will be entitled to certain customary registration rights, including demand, shelf and piggy-back rights. Certain parties to the Registration Rights Agreement will also be subject to a contractual lock-up on the sale of Company common stock. The Registration Rights Agreement will also provide that the Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit C to the Merger Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, Virtuoso and the Company entered into certain common stock subscription agreements (the “Subscription Agreements”) with certain subscribers (the “Investors”) pursuant to which, the Company has agreed to issue and sell to the Investors, in the aggregate, $100,000,000 of Company Common Shares at a purchase price of $10.00 per share. The closing of the investment is conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the such investment. Additional strategic investors have expressed interest in participating in the PIPE for up to an incremental $25 million within the next 30 days and are in continuing negotiations with the parties.

The Subscription Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto, (iii) the Company’s notification to the Investor in writing that it has abandoned its plans to move forward with the Transactions and/or terminates the Investor’s obligation’s with respect to the subscription without the delivery of shares having occurred, or (iv) the closing has not occurred by March 31, 2022. The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the Subscription Agreements, the form of which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Sponsor Agreement

In connection with the execution of the Merger Agreement, Virtuoso entered into that certain letter agreement (the “Sponsor Agreement”), dated May 28, 2021, by and among Virtuoso, the Company and the Sponsor, pursuant to which, among other things, the Sponsor agreed (i) to vote any shares of Virtuoso’s securities in favor of the Transactions and other Virtuoso Stockholder Matters, (ii) not to redeem any shares of Virtuoso Class A Common Stock or Virtuoso Class B Common Stock, (iii) not to take any action to solicit any offers relating to an alternative business combination, (iv) to use reasonable best efforts to obtain required regulatory approvals, (v) not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) one year thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter, and (vi) to be bound to certain other obligations as described therein. The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On May 28, 2021, Virtuoso and Wejo issued a joint press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation that will be used by Virtuoso with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Virtuoso under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso’s and Wejo’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, the Company and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

No.	Description
2.1	Merger Agreement, dated as of May 28, 2021
10.1	Subscription Agreement, dated as of May 28, 2021
10.2	Sponsor Agreement, dated as of May 28, 2021
99.1	Press Release, dated as of May 28, 2021
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Virtuoso Acquisition Corp.

By:	/s/ Jeffrey Warshaw
Jeffrey Warshaw
Chief Executive Officer

Date: May 28, 2021